By EDGAR

April 22, 2016

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Liberated Syndication Inc.

Registration Statement on Form S-1

Filed February 19, 2016
File No. 333-209599

Dear Mr. Spirgel:

Liberated Syndication Inc., a Nevada corporation (the “Company” or “Libsyn”), hereby provides responses to comments issued in a letter dated March 17, 2016 (the “Staff’s Letter”) regarding the Company’s above-referenced Registration Statement on Form S-1 (the “S-1”).  Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the S-1 reflecting the responses of the Company below.

In order to facilitate your review, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Litigation, page 19

1.

We note your response and reiterate our previous comment 12. Item 103 of Regulation S-K requires the description of any “material pending legal proceedings” that the registrant, or, for example, its “property is the subject” of. All of Libsyn’s prospective assets, property, businesses, etc. are currently owned by FAB Universal. It appears that proceedings against FAB Universal and its property may materially impact the rights and value of prospective Libsyn shareholders’ interest in the company to be spun-off.

RESPONSE:  Libsyn respectfully notes that none of Libsyn’s prospective assets, property, businesses, etc. are currently owned by FAB Universal, rather all of such assets, property, businesses, etc. are currently owned by Webmayhem, Inc., a wholly-owned subsidiary of Libsyn.  Libsyn’s parent company has been the subject of certain litigation coming within the relevant provisions of Regulation S-K Item 103 (“any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the registrant or any of its subsidiaries is a party or of which any of their property is the subject”) but none of those actions have named Libsyn as a defendant, nor has the property of Libsyn (or Webmayhem, Inc.) been the subject of any order, action or filing in connection with those matters.  Accordingly, the Company does not believe it is necessary for any litigation matters relating to FAB Universal (which have been disclosed in prior Commission filings made by FAB Universal and all of which have been settled and dismissed as of the date hereof) to be included in Amendment No. 2.

Executive Compensation, page 20

2.

We note your response to comment 13. Please provide the narrative disclosure accompanying the summary compensation table as required by Item 402(0) of Regulation S-K.

RESPONSE:  Libsyn has included the terms of the FAB Universal employment agreements in a narrative accompanying the summary compensation table in accordance with the Staff’s comment.

Pro Forma Financial Information, page 23

3.

Please disclose your basis for deriving the Consolidated Balance Sheet and Statement of Operations of FAB Universal Corp and Subsidiaries as of December 31, 2015. In light of FAB’s circumstances as described in Q&A # 3 on page ii, you should describe the source for this information, how it was derived, and whether it is audited.

RESPONSE:  Amendment No. 2 includes the basis for deriving the Unaudited Consolidated Balance Sheet and Statement of Operations of FAB Universal Corp. and Subsidiaries.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 25

4.

Please disclose the nature of operating expenses eliminated in the pro forma adjustments column (a). In this regard, we note your response to comment 11 that the senior management team of the formerly combined entity will remain with the legal spinnee.

RESPONSE:  Amendment No. 2 includes a disclosure of the nature of the operating expense eliminated in the pro forma adjustment column (a).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page  28

5.

 We note your revised disclosure in response to prior comment 20. Additionally, please discuss any year-over-year increase/ decrease in advertising revenue, including the underlying drivers. In this regard, we note that advertising revenue made up 14% of your 2015 revenues.

RESPONSE:  Amendment No. 2 provides year-over-year discussion for advertising revenue including the underlying drivers.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page  31

6.

We note your response to prior comment 24. KCCW Accountancy Corp had been the auditor of FAB and its subsidiaries, including Libsyn and the Webmayhem business, prior to FAB’s transfer of Webmayhem to you in 2015. Since KCCW Accountancy has been succeeded by Gregory & Associates LLC to audit your financial statements during the two years ended December 31, 2015, it appears that you are required to disclose such matters related to changes in and disagreements with accountants on accounting and financial disclosure specified in Item 304 of Regulation S-K. Please advise or revise.

RESPONSE: Amendment No. 2 includes the disclosure related to changes in and disagreements with accountants on accounting and financial disclosure specified in Item 304 of Regulation S-K.

Consolidated Statements of Operations, page F-4

7.

In your response to comment 26, you referred to a transfer of additional newly-issued shares of Libsyn, plus the 1,000 currently held. However, in your response to comment 27, you indicated that a stock split is contemplated as part of the (reverse) spin-off. On page 27, in a note to pro forma adjustments, you referred to a dividend and issuance of 20,805,860 shares inclusive of the 1,000 common shares held by FAB. In light of these discrepancies, please clarify if FAB will issue new shares in Libsyn but retain a noncontrolling interest in Libsyn, or whether FAB contemplates a pre-distribution stock split premised on a ratio of 1 share of Common Stock for every share of FAB common stock, resulting in a 100% distribution of your total shares outstanding. If applicable, please disclose the classes of common stock outstanding after the distribution, including the number of post-distribution shares retained by FAB

RESPONSE:  Amendment No. 2 has been clarified to reflect that FAB will complete a stock dividend on a ratio of 1 share of Common Stock of Liberated Syndication Inc. for every share of FAB Common Stock, resulting in a 100% distribution of shares with FAB Universal Corp. not retaining a non-controlling interest.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christopher J. Spencer

Christopher J. Spencer